MORGAN LEWIS

April 13, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Winton Diversified Opportunities Fund Post-Effective Amendment No. 3 (File No. 333-201801) and Amendment No. 5 (File No. 811-23028) to Registration Statement on Form N-2
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Ladies and Gentlemen:

On behalf of our client, Winton Diversified Opportunities Fund (the "Fund"), we are filing pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 3 and, under the Investment Company Act of 1940, as amended, Amendment No. 5 (the "Filing") to the Fund's Registration Statement on Form N-2.

The Filing is made pursuant to Rule 486(a) under the 1933 Act for the purpose of adding Class A shares to the Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese



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